ENTRUSTPERMAL HEDGE STRATEGIES FUND II

EnTrustPermal Hedge Strategies Fund II (the "Fund") announced on May 15, 2017 that the Board of Trustees of the Fund has approved the termination and liquidation of the Fund in accordance with the Maryland Statutory Trust Act. As part of the termination and liquidation of the Fund, the Board approved (i) a Plan of Termination and Liquidation, (ii) the suspension of the sale of Broker, (iii) the suspension of the dividend reinvestment plan of the Fund, (iv) the suspension of the distribution fee payable on the Broker Shares pursuant to the Shareholder Services and Distribution Plan, (v) the mandatory redemption at net asset value of Broker held by shareholders other than Legg Mason, and
(vi) the deregistration of the Fund as an investment company.
It is anticipated that the redemption will be completed by the end of November, 2017. Shareholders will receive the net asset value of their Fund shares in cash pursuant to the redemption. In addition, effective immediately, the Fund will cease to invest its assets in accordance with its investment objective.